September 25, 2007

John Zitko
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    Duff & Phelps Corporation Registration Statement on Form S-1
    (File No. 333-143205) filed originally on May 23, 2007 (the "Registration Statement")

Ladies and Gentlemen:

        Duff & Phelps Corporation, a Delaware corporation (the "Company"), hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on Thursday, September 27, 2007, or as soon thereafter as practicable.

        The Company hereby acknowledges that, should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by a telephone call to Jacob Silverman, Chief Financial Officer of the Company, at (212) 450-2880 and Richard Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112, and that such effectiveness also be confirmed in writing.

[signature page follows]

Very truly yours,
DUFF & PHELPS CORPORATION
By:	/s/ EDWARD S. FORMAN Name: Edward S. Forman Title: Executive Vice President, General Counsel and Secretary

Signature Page to Acceleration Request Letter